                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                PRESS RELEASE AND SUPPLEMENTAL DISCLOSURE
   -----------------------------------------------------------------------------


         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)


               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                           Form 40-F  X
         -----                               -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                  No  X
   -----               -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

     1.  Press Release

     2.  Supplemental Disclosure

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                              [QUEBECOR WORLD LOGO]

SEPTEMBER 25, 2002                                                        16/02

FOR IMMEDIATE RELEASE                                               Page 1 of 1

                QUEBECOR WORLD ANNOUNCES NEW OPERATING STRUCTURE
                       AND SENIOR LEADERSHIP APPOINTMENTS

         JOHN PALOIAN AND DAVID BOLES NAMED CO-CHIEF OPERATING OFFICERS
                          QUEBECOR WORLD NORTH AMERICA


MONTREAL, CANADA -- Quebecor World Inc. (NYSE; TSX: IQW) is pleased to announce senior leadership appointments that will further strengthen its operating structure and enhance customer service. John Paloian, President Magazine/Catalog and David Boles, President Retail and Sunday Magazines are assuming the roles of Co-Chief Operating Officers, North America. Both will report directly to Charles Cavell, President and CEO, Quebecor World Inc. This new operating structure reduces administrative duplication and positions Mr. Cavell so that he can work directly with senior operating management in the United States as he does with the senior Executives in Europe and Latin America.

"John and David have done an excellent job building and managing their respective businesses which now represent two-thirds of our North American revenues. Both John and David have provided leadership in implementing the merger of Quebecor Printing and World Color Press, as well as our recent restructuring initiatives, giving them an intimate knowledge of our industry-leading North American platform," said Mr. Cavell. "With these tasks now essentially complete, John and David are the ideal team to take this platform to the next level. I look forward to working closely with them to create new value for our shareholders, customers and employees."

Under this new structure Mr. Paloian will continue to manage the Magazine/Catalog Group and will assume responsibility for the Commercial/Direct Group now led by Fran Canzano. In addition, Dan Scapin, President of Logistics will report to Mr. Paloian. Mr. Boles will continue to manage the Retail and Sunday Magazine Group and will assume responsibility for Quebecor World's pre-media operations, Que-Net Media, the Directory Group and the Book Group.

"I am pleased to accept this new challenge and I am looking forward to working closely with David," said Mr. Paloian. "Many of our magazine and catalog customers avail themselves of the services of our Commercial/Direct Group including Logistics; this new structure will allow us to provide better and more efficient services across our customer base."

"John and I are committed to maximizing the value of our entire platform for our customers and our shareholders," said Mr. Boles. The grouping together of these businesses will enable us to find new and innovative ways to leverage our size and technological advantage creating even greater value together than we could alone."

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                               Tony Ross
Vice President, Investor Relations           Director, Communications
Quebecor World Inc.                          Quebecor World Inc.
(514) 877-5118                               (514) 877-5317
(800) 567-7070                               (800) 567-7070

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                              [QUEBECOR WORLD LOGO]

                               QUEBECOR WORLD INC.
                             SUPPLEMENTAL DISCLOSURE

 AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25TH, 2002




                            LEADERSHIP APPOINTMENTS




                   FOR PUBLIC RELEASE ON SEPTEMBER 25TH, 2002

                          http://www.quebecorworld.com

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QUEBECOR WORLD
--------------------------------------------------------------------------------
LEADERSHIP APPOINTMENTS


                                                     PAGE
                                                     ----
1.  2002 MANAGEMENT STRUCTURE

    o    North American Operations                     2

    o    Corporate Office                              4

    o    International Operations                      5

    o    Office of the CEO                             6

2.  ATTACHMENTS

    o    Organizational Chart                          7

    o    Management Profiles                           8

1. THE 2002 MANAGEMENT STRUCTURE
--------------------------------------------------------------------------------

NORTH AMERICAN OPERATIONS
-------------------------

Quebecor World's North American Operations consists of six principal business units ("Product Groups"), each headed by a seasoned printing executive ("Group President"). This grouping of products was designed to provide customers with ease of access to the Company representatives directly relevant to their needs, while enabling the Company to allocate manufacturing capacity and deliver customer service most efficiently and most effectively. The merger of Quebecor Printing and World Color Press in 1999 provided the Company with the strongest depth of management resources in the industry, which is reflected in each of the six Product Groups.

The integration of World Color's and Quebecor Printing's North American operations allowed the Company to create an efficient, integrated coast-to-coast service platform. Success in this initiative required clear management line accountability for the North American platform as a whole. The 2001 Restructuring Plan called for the same degree of accountability at the North America level.

The 2002 Management Structure introduces a new degree of proximity of executive management to the marketplace and the Company's customers, while eliminating a now-redundant layer of management.

1. THE 2002 MANAGEMENT STRUCTURE
--------------------------------------------------------------------------------

NORTH AMERICAN OPERATIONS (CONT'D)
----------------------------------

Under the 2002 Management Structure, the six core Product Groups will be led jointly by the Company's two senior operating executives in North America, who will both report to Charles Cavell, President and Chief Executive Officer.

John Paloian, currently President of the Magazine / Catalog Product Group, now assumes additional leadership responsibility for the Commercial / Direct Product Group, as well as the Logistics / Distribution Group.

David Boles, currently Group President of the Retail Product Group, will assume additional leadership responsibility for the Company's Que-Net pre-media division, the Directory Group and the Book Group.

Prior to these new responsibilities, John and David were jointly accountable for approximately two thirds of North American revenues. With these changes, they assume full leadership accountability for North America, and have therefore been appointed Co-Chief Operating Officers for North America.

Functioning together, John and David will be in a position to provide strong leadership for the operating environment. They will further enhance Quebecor World's unique coast-to-coast multi-plant network, improving scheduling and service to North America's leading publishers, retailers and other customers.

1. THE 2002 MANAGEMENT STRUCTURE
--------------------------------------------------------------------------------

CORPORATE OFFICE
----------------

Quebecor World Corporate Office operates in three locations: Montreal (Canada), Greenwich (Connecticut) and Fribourg (Switzerland). In parallel with the organizational changes in North American operations, Christian Paupe, Executive Vice President and Chief Administrative Officer will lead the initiative to further integrate functions in these three offices. This initiative will address numerous corporate services functions, including financial reporting and procurement. When completed, this integration initiative will ensure that Quebecor World's Corporate Services are providing the required level of value and support for the needs of the Company's customers and suppliers, while improving efficiency to improve the Company's financial performance.

1. THE 2002 MANAGEMENT STRUCTURE
--------------------------------------------------------------------------------

INTERNATIONAL OPERATIONS
------------------------

The organizational changes introduced by the 2002 Management Structure were motivated by evolution in the Company's North American operating environment. Vincent Bastien, President of Quebecor World Europe, will continue to report to Charles Cavell, as will Guy Trahan, President of Quebecor World Latin America.

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1. THE 2002 MANAGEMENT STRUCTURE
--------------------------------------------------------------------------------

OFFICE OF THE CEO
-----------------

The Office of the CEO was formed in 2000 with a mandate to set strategic direction for the Company and make all necessary operating decisions. David Boles and John Paloian have been appointed to the Office of the CEO, which now includes:

Charles Cavell    President and Chief Executive Officer
Erik Peladeau     Executive Vice President and Vice Chairman
Christian Paupe   Executive Vice President, CFO and Chief Administrative Officer
John Paloian      Co-Chief Operating Officer, North America
David Boles       Co-Chief Operating Officer, North America

David and John will join Charles Cavell and Christian Paupe on the Company's third quarter conference call, to be held on October 29th, 2002, to discuss third quarter results and print market conditions.

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2. ATTACHMENTS
--------------------------------------------------------------------------------
ATTACHMENT 1 : ORGANIZATIONAL CHART


                               Charles G. Cavell
                              President and CEO *


Vincent Bastien     Guy Trahan        John Paloian     David Boles     Christian Paupe

   President         President            Co-COO          Co-COO           EVP and
    Europe         Latin America      North America    North America         CFO

                                         Magazines        Retail
                                          Catalogs        Que-Net
                                         Commercial      Directory
                                           Direct          Books
                                          Logistics



*  Brian Mulroney is Chairman of the Board of Directors
   Erik Peladeau is Vice-Chairman and Executive Vice President

2. ATTACHMENTS
--------------------------------------------------------------------------------
ATTACHMENT 2 : MANAGEMENT PROFILES

DAVID S. BOLES
CO-CHIEF OPERATING OFFICER, QUEBECOR WORLD NORTH AMERICA
For the past seven years, David Boles has managed all aspects of the Quebecor World's Retail and Sunday Magazine Group, including operations, sales, marketing and customer support. David was instrumental in the development of Quebecor World's industry-leading gravure manufacturing platform. David served as head of Human Resources for Quebecor World from 1992 to 1993, and has hands-on plant management experience. David joined Quebecor World in 1992 from Lawson Mardon Printing and Packaging. He is a seasoned veteran of the printing industry with 19 years of experience, ten of which have been at the executive level. David has a Master's degree in Business Administration from the University of Western Ontario.

JOHN R. PALOIAN
CO-CHIEF OPERATING OFFICER, QUEBECOR WORLD NORTH AMERICA
John Paloian has managed all aspects of Quebecor World's Magazine / Catalog franchise since July, 1999 when he joined the Company from World Color Press. At World Color, John managed the Magazine / Catalog franchise for a period of two years. Prior to that, John worked at R.R. Donnelley & Sons in various roles for eleven years, including Senior Vice President and General Manager of Magazine Publishing Services. With a total fifteen years of industry experience, working with the three most important companies in the industry, John has built a reputation among customers and competitors as one of the most respected printing executives in North America. Active in many associations, he is a member of both the Magazine Publishers of America Association (MPA), and the Graphic Communications Association (GCA).

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 QUEBECOR WORLD INC.



                                 By:     /s/ Michael Young
                                       -------------------------------------
                                 Name:   Michael Young
                                 Title:  Financial Operations and Control



Date: September 25, 2002